brf

MANAGEMENT REPORT

2Q21

QUARTER HIGHLIGHTS

R$11,637 million
Net Revenue
+ 27.8% YoY

R$2,226 million
Gross Profit
+12.5% YoY

19.1%
Gross Margin
-2.6 p.p YoY

R$199 million
Net Income (Loss)
R$ 307 million Net Income in 2Q20

R$1,271 million
Adjusted EBITDA
+23.2% YoY

10.9%
Adjusted EBITDA Margin
-0.4 p.p YoY

R$ 667 million
Operating Cash Flow
R$ 1,418 million in 2Q20

2.73x
Net Leverage
2.89x in 2Q20

R$9.5 years
Average Term of Indebtedness
+5.3 years YoY

R$19.17 billion
US$ 3.65 billion
Market Cap

BRFS3 R$23.60
BRFS US$ 4.49
Stock prices

812,473,246 common shares
4,766,084 treasury shares
Base: 06/30/2021
Shares outstanding

Conference Call
08/13/2021 - Friday
10h00 BRT | 9h00 US ET

Webcast:
https://vcasting.voitel.com.br/?transmissionId=9299

Dial-in
USA:
+1 (516) 300-1066

IR Contacts:

Carlos Alberto Moura
CFO and IRO

Gabriela Woge
IR Director

Pedro Bueno
IR Manager
+55 11 2322 5377 | acoes@brf-br.com

See more at www.ri.brf-global.com

São Paulo, August 12, 2021 – BRF S.A. (B3: BRFS3; NYSE: BRF) – referred to as "BRF" or "Company" is today announcing its results for the 2nd quarter of 2021. This report includes results recorded in Brazilian Reais, pursuant to Brazilian corporation law and the accounting practices adopted in Brazil. These results comply with the International Financial Reporting Standards (IFRS) and are comparable to the same periods of 2020 and/or previous years, as indicated.

Disclaimer

The statements included in this report concerning the Company's prospective business, projections and potential growth are merely forecasts based on management's expectations regarding to the Company's future. These expectations are highly dependent on market changes and the general economic performance of the country, the industry and international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

To our shareholders,

BRF continues to move forward consistently, as a value-added food company with strong and renowned household brands, despite the struggling economy and the increasingly challenging business environment. We are reporting Net Revenue growth of 27.8% compared with 2Q20 and an EBITDA of R$ 1.27 billion, 23.2% more than in 2Q20. The net leverage closed the quarter at a disciplined 2.73x, within our prudential limits.

We expanded our business generation capacity – given the growth in our net revenue - launching 37 new products, sustaining our leadership position, as well as advancing in market share[1]. We also expanded our operations in the pet food segment and invested in emerging businesses, such as *Aleph Farms*. We ramped up our brand investments and, as a result, the consumer engagement keeps increasing. We launched new SKUs, thereby cementing our intellectual leadership in our market segments. Our multichannel initiatives are expanding, with *Mercato em Casa* enjoying record sales and *Store in Store* presence reaching 389 stores. Our new *Seropédica-Rio de Janeiro* plant has begun dispatching its first product batches, on a commission basis for the time being. This created direct jobs and diversified our industrial facilities in Brazil.

As part of our 2030 Vision, we became of the key players in Brazil's pet-food segment. In June we acquired the Hercosul Group and were authorized by the Administrative Council for Economic Defense (CADE) to acquire Mogiana Alimentos, companies primarily engaged in the special premium, super premium and super premium natural segments. This also expanded BRF's presence in specialized channels and granted a top-quality team. We are one of the main players in the domestic pet food segment, enjoying a market share estimated at around 10% according to data provided by ABINPET (Brazilian Association of the Pet Product Industry). We announced our first investment in meat substitutes in the form of a USD 2.5 million venture capital investment in Aleph Farms, an Israeli start-up that creates protein by cultivating animal cells. This marked our participation in this sustainable and pioneer initiative in the global food chain.

As part of our ESG agenda, we announced our target to become Net Zero by 2040 in order to eliminate greenhouse gas emissions in our chain. We also joined the Brazilian Business Council for Sustainable Development (CEBDS), thereby reinforcing our commitments to good environmental, social and governance practices. We are proud to be one of the founding partners of MOVER, the Movement for Racial Equity, one of the broadest such initiatives in Brazil. The survey Business Monitor of Corporate Reputation for ESG Responsibility, conducted by consultancy firm Merco Consultoria, recognized us as being the second best-rated company in the food sector. And we will keep delivering more and more.

We are moved before the worsening of the Covid-19 pandemic in the regions where we operate. Thus, once again, we become reference in corporate social responsibility, announcing additional donations of R$ 50 million, and reinforcing preventive and protective measures for our workforce.

On my behalf and of our Executive Committee, I would like to thank the Board of Directors and our shareholders for their support, in addition to our employees, integrated farmers, suppliers, partners, customers, communities

---

[1] See the topic "Brands and Innovation" in this Report.

and consumers to support our progress in this journey to make BRF a global food company, with increasingly practical and tastier high value-added products, all underpinned by quality, safety and integrity.

Lorival Nogueira Luz Jr.
Global CEO

OPERATING AND FINANCIAL PERFORMANCE

Highlights (Million R$)	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Volume (Thousand Tons)	1,148	1,083	6.0%	1,070	7.3%
Net Revenues	**11,637**	**9,104**	**27.8%**	**10,592**	**9.9%**
Average Price (R$/kg)	*10.14*	*8.41*	*20.6%*	*9.90*	*2.4%*
COGS	(9,411)	(7,125)	32.1%	(8,397)	12.1%
COGS/Kg	*(8.20)*	*(6.58)*	*24.6%*	*(7.85)*	*4.5%*
Gross Profit	**2,226**	**1,979**	**12.5%**	**2,195**	**1.4%**
Gross Margin	*19.1%*	*21.7%*	*(2.6) p.p.*	*20.7%*	*(1.6) p.p.*
Net (Loss) Income Continued Operations	**(199)**	**307**	**n.m.**	**22**	**(984.0%)**
Net Margin - Continued Op. (%)	*(1.7%)*	*3.4%*	*(5.1) p.p.*	*0.2%*	*(1.9) p.p.*
Net (Loss) Income Total Consolidated	**(240)**	**307**	**n.m.**	**22**	**(1167.8%)**
Net Margin - Total Consolidated (%)	*(2.1%)*	*3.4%*	*(5.4) p.p.*	*0.2%*	*(2.3) p.p.*
Adjusted EBITDA	**1,271**	**1,031**	**23.2%**	**1,234**	**3.0%**
EBITDA Adjusted Margin (%)	*10.9%*	*11.3%*	*(0.4) p.p.*	*11.6%*	*(0.7) p.p.*
Tributary Impacts (ICMS and Staple Food Basket)	-	-	n.m.	38	(100.0%)
EBITDA Adjusted Ex-Tributary Effects*	**1,271**	**1,031**	**23.2%**	**1,196**	**6.3%**
EBITDA Adjusted Margin Ex-Tributary Effects (%)*	*10.9%*	*11.3%*	*(0.4) p.p.*	*11.3%*	*(0.4) p.p.*
Cash Generation (Consumption)	**(2,168)**	**807**	**n.m.**	**707**	**n.m.**
Net Debt	14,791	15,311	(3.4%)	15,318	(3.4%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.73x**	**2.89x**	**(5.2%)**	**2.96x**	**(7.7%)**

* Excluding tax assets relating to the exclusion of ICMS from the PIS/Cofins calculation base and ICMS liabilities on Staple Food Baskets

See below our results by segment and related quarterly comparisons.

BRAZILIAN SEGMENT

Brazil Segment	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Volume (Thousand Tons)	**570**	**555**	**2.7%**	**535**	**6.5%**
Poultry (In Natura)	*111*	*105*	*5.2%*	*121*	*(8.7%)*
Pork and Others (In Natura)	*31*	*32*	*(2.5%)*	*26*	*16.5%*
Processed foods	*428*	*418*	*2.5%*	*387*	*10.5%*
Net Operating Revenues (R$, Million)	**5,817**	**4,663**	**24.8%**	**5,393**	**7.9%**
Average price (R$/Kg)	*10.21*	*8.41*	*21.5%*	*10.08*	*1.3%*
COGS	(4,761)	(3,645)	30.6%	(4,227)	12.6%
COGS/Kg	*(8.36)*	*(6.57)*	*27.2%*	*(7.90)*	*5.8%*
Gross Profit (R$, Million)	**1,056**	**1,017**	**3.8%**	**1,166**	**(9.4%)**
Gross Margin (%)	*18.2%*	*21.8%*	*(3.6) p.p.*	*21.6%*	*(3.4) p.p.*
EBITDA Adjusted	**492**	**540**	**(8.8%)**	**693**	**(29.0%)**
EBITDA Adjusted Margin (%)	*8.5%*	*11.6%*	*(3.1) p.p.*	*12.9%*	*(4.4) p.p.*
EBITDA Adjusted Ex-Tributary Effects*	**492**	**540**	**(8.8%)**	**655**	**(24.9%)**

* Excluding tax assets relating to the exclusion of ICMS from the PIS/Cofins calculation base and ICMS liabilities on Staple Food Baskets

As seen in 1Q21, we had an extremely challenging scenario, marked by the impacts of the pandemic that delayed the recovery of the employed population rate and, as consequence, undermined consumer's income and confidence index. However, before a solid demand for food, we focused on top-notch commercial execution through: (i) brand investments, (ii) innovation and new products launches and (iii) improving point-of-sale performance.

This quarter, we kept the accelerated pace of innovations, reaching 7.2% of revenue compared with 6.7% for 1Q21. Our participation in the value-added mix achieved its best result, 84.2% of the sales volume, and we improved our delivery service level with accumulated growth of 5.9% y/y in the OTIF indicator (on time in full).

Our growth strategy, combined with our experience and operational excellence, place us in a privileged position for the rebound of the Brazilian economy. We already observe the recovery of the food service and traditional channel, with more than 290 thousand clients served, increasing our coverage and strengthening our presence in the small retail and the Omnichannel. As a result of all these pillars, the consumer preference index of our brands has grown consistently, consolidating our leadership position.

Thus, the Brazilian segment presented higher net revenues from more volumes and higher prices due to pass-through strategies - combined to an enhanced mix of products and channels - that partially offset the higher costs and compressed margins, given the new historic levels of grain prices, inflation of raw materials (especially packaging and freights) and additional costs to prevent and face the Covid-19 pandemic.

INTERNATIONAL SEGMENT

International Segment	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Volume (Thousand Tons)	499	463	7.7%	466	7.1%
Poultry (In Natura)	*380*	*354*	*7.4%*	*358*	*6.3%*
Pork and Others (In Natura)	*52*	*48*	*9.3%*	*45*	*16.5%*
Processed foods	*66*	*61*	*8.5%*	*63*	*5.4%*
Net Operating Revenues (R$, Million)	5,428	4,207	29.0%	4,821	12.6%
Average price (R$/Kg)	*10.88*	*9.09*	*19.7%*	*10.35*	*5.1%*
COGS	(4,365)	(3,288)	32.8%	(3,904)	11.8%
COGS/Kg	*(8.75)*	*(7.10)*	*23.2%*	*(8.38)*	*4.4%*
Gross Profit (R$, Million)	1,063	920	15.6%	917	15.9%
Gross Margin (%)	*19.6%*	*21.9%*	*(2.3) p.p.*	*19.0%*	*0.6 p.p.*
Adjusted EBITDA (R$, Million)	619	468	32.2%	452	36.9%
Adjusted EBITDA Margin (%)	*11.4%*	*11.1%*	*0.3 p.p.*	*9.4%*	*2.0 p.p.*

1. Asia

Asia	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Volume (Thousand Tons)	151	144	4.5%	130	15.7%
Poultry (In Natura)	*103*	*100*	*3.1%*	*90*	*15.0%*
Pork and Others (In Natura)	*43*	*39*	*11.0%*	*37*	*16.9%*
Processed foods	*4*	*5*	*(17.7%)*	*4*	*20.0%*
Net Operating Revenues (R$, Million)	1,777	1,424	24.8%	1,453	22.3%
Average price (R$/Kg)	*11.78*	*9.86*	*19.4%*	*11.14*	*5.7%*
COGS	(1,431)	(1,043)	37.2%	(1,149)	24.5%
COGS/Kg	*(9.48)*	*(7.22)*	*31.4%*	*(8.81)*	*7.7%*
Gross Profit (R$, Million)	346	381	(9.2%)	304	13.8%
Gross Margin (%)	*19.5%*	*26.8%*	*(7.3) p.p.*	*20.9%*	*(1.4) p.p.*
Adjusted EBITDA (R$, Million)	268	334	(19.6%)	248	8.4%
Adjusted EBITDA Margin (%)	*15.1%*	*23.4%*	*(8.3) p.p.*	*17.0%*	*(1.9) p.p.*

In the 2Q21, the higher net revenues were driven by greater volumes and better average prices in Reais. In China, the demand for protein remains strong, perceived in more volumes of both pork (+11.9%) and chicken meat (+9.5%) compared with 2Q20. Pork export prices to China are still riding high amid signs of a recovery of the domestic demand, with dollar pork prices rising +3.7% over 1Q21. Other Asian markets are showing signs of a recovery, including Japan and South Korea, indicating a drop in local inventory and consequent volume growth of +15.2% y/y and dollar prices returning to pre-pandemic levels. We also highlight the positive effect of R$ 337 million from foreign exchange hedges, in comparison with 2Q20. The efficient allocation of production to more profitable markets contributed to partially mitigate cost and freight pressures on the result. The lower margin was due to higher production and freight costs, with additional Covid-19-related expenses.

2. Halal Distribution – Halal DDP

Halal DDP	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Volume (Thousand Tons)	172	176	(2.1%)	179	(3.7%)
Poultry (In Natura)	*140*	*147*	*(5.1%)*	*147*	*(4.5%)*
Others (In Natura)	*0*	*0*	*119.1%*	*1*	*(66.8%)*
Processed foods	*32*	*28*	*13.1%*	*31*	*1.2%*
Net Operating Revenues (R$, Million)	2,101	1,821	15.4%	2,092	0.4%
Average price (R$/Kg)	*12.21*	*10.36*	*17.8%*	*11.70*	*4.3%*
COGS	(1,568)	(1,419)	10.5%	(1,604)	(2.3%)
COGS/Kg	*(9.11)*	*(8.07)*	*12.9%*	*(8.98)*	*1.5%*
Gross Profit (R$, Million)	533	402	32.5%	487	9.4%
Gross Margin (%)	*25.4%*	*22.1%*	*3.3 p.p.*	*23.3%*	*2.1 p.p.*
Adjusted EBITDA (R$, Million)	278	101	174.6%	195	42.4%
Adjusted EBITDA Margin (%)	*13.2%*	*5.6%*	*7.6 p.p.*	*9.3%*	*3.9 p.p.*

The revenues of the Halal Distribution segment show signs of recovery of the prices in US currency (+6.3% q/q) in the GCC countries and a higher volumes of processed food, consequence of the Company's focus on prioritizing a higher value-added mix, with a strong agenda of product innovations, including the lines *Easy&Juicy* and *Broasted Chicken*. The region was also positively impacted by the foreign currency hedge in R$ 285 million when compared to the 2Q20.

Government restrictions to control the spread of COVID-19 in the region negatively impacted volumes. However, the progress of vaccination and the reopening of the economies are already indicated the recovery of the consumer's confidence.

Banvit's operating income improved due to higher price to offset inflationary pressure on costs and devaluation of the Turkish Lira by 22% in the quarter y-o-y, in addition to a better balance in channel dynamics. Domestic prices are trending upwards, given higher demand as the vaccine roll-out progresses and diminished domestic supply with the increase of exports.

3. Direct Exports

Direct Exports	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Volume (Thousand Tons)	176	143	23.1%	156	12.5%
Poultry (In Natura)	*137*	*107*	*28.6%*	*122*	*12.9%*
Pork and Others (In Natura)	*9*	*9*	*0.4%*	*7*	*21.4%*
Processed foods	*30*	*27*	*8.9%*	*28*	*8.3%*
Net Operating Revenues (R$, Million)	1,550	962	61.1%	1,276	21.5%
Average price (R$/Kg)	*8.81*	*6.73*	*30.8%*	*8.16*	*8.0%*
COGS	(1,367)	(826)	65.4%	(1,150)	18.8%
COGS/Kg	*(7.77)*	*(5.78)*	*34.3%*	*(7.35)*	*5.6%*
Gross Profit (R$, Million)	183	136	35.0%	125	46.1%
Gross Margin (%)	*11.8%*	*14.1%*	*(2.3) p.p.*	*9.8%*	*2.0 p.p.*
Adjusted EBITDA (R$, Million)	73	33	119.1%	10	662.9%
Adjusted EBITDA Margin (%)	*4.7%*	*3.5%*	*1.2 p.p.*	*0.7%*	*4.1 p.p.*

In 2Q21 we attained the highest level of volumes in the Direct Exports since 2Q19, driven by the recovery of the international demand. The higher poultry volumes were driven by GCC countries, especially in Saudi Arabia in comparison to the previous year, a period which was hit the hardest by the first wave of the pandemic. The Company is today the largest exporter of chicken meat to Saudi Arabia. This country still presents a significant deficit between consumption and local production. Other regions such as North Africa, Americas, and Europe also show greater volumes and price rises, which confirms the economic recovery in these countries as the vaccination roll-out progresses. According to the UNWTO (World Tourism Organization), countries with the highest vaccination rates per capita and high human development indexes are easing circulation restrictions to reboot the tourism sector, which will also reanimate the food service channel. We also draw your attention to the 42.7% annual growth of the Turkey exports.

In 2Q21 direct exports were also positively impacted by the foreign currency hedge of R$ 185 million y/y. Despite the compression of the gross margin, we observe an improvement in operating expenses as a percentage of net revenue of 5.4 p.p.

OTHER SEGMENTS

Other Segments + Ingredients	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Volume (Thousand Tons)	79	65	22.5%	69	14.5%
Ingredients	*55*	*43*	*28.7%*	*46*	*20.0%*
Pet	*1*	*1*	*85.5%*	*1*	*n.m.*
Others Sales	*23*	*21*	*9.0%*	*22*	*3.5%*
Net Operating Revenues (R$, Million)	392	234	67.3%	378	3.6%
COGS	(284)	(192)	47.6%	(268)	5.9%
COGS/Kg	*(3.58)*	*(2.97)*	*20.6%*	*(3.87)*	*(7.5%)*
Gross Profit (R$, Million)	108	42	157.7%	110	(2.0%)
Gross Margin (%)	*27.5%*	*17.9%*	*9.6 p.p.*	*29.1%*	*(1.6) p.p.*
Adjusted EBITDA (R$, Million)	93	31	202.1%	96	(3.4%)
Adjusted EBITDA Margin (%)	*23.6%*	*13.1%*	*10.5 p.p.*	*25.3%*	*(1.7) p.p.*

The result of Other Segments [2] reflected the positive performance of the Ingredients business, due to the upward trend of prices and volumes, especially in the animal nutrition segment, seizing the historical peak of raw materials prices in the agricultural chain, such as oil, grains and biodiesel. The Pet Food segment, which does not yet consider the latest acquisitions made, also performed better volumes +85.5% y/y and net revenue +167.6% y/y, driven by the strategy to speed up production to meet the demand from major retail chains.

CORPORATE

Corporate - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Gross Profit	(1)	0	n.m.	2	n.m.
Adjusted EBITDA	67	(7)	n.m.	(7)	n.m.

Primarily impacted by: (i) +R$ 79.2 million resulting from the net result of reversal of provisions for civil and tax contingencies (as per note 25 of the Interim Financial Statements); (ii) +R$ 6.4 million related to disposal and write-off of PP&E; and (iii) -R$ 17.1 million from actions to prevent and fight Covid-19 pandemic.

BRANDS AND INNOVATION

Brazil:

The BRF brands stood up in the *Brand Footprint Brasil* 2021 ranking, a survey conducted by Kantar, on processed food categories only, i.e., In Natura products are not included. Perdigão rose six positions versus last year and becomes the leader of the food sector. Sadia also rose six positions, to ninth overall. And lastly Qualy, which rose one place in the ranking to thirteenth overall. This is significant evidence of the strength of BRF brands among Brazilian households. Meanwhile, Sadia touched hearts with Mother's Day campaigns and scored points amongst young consumers through NBA sponsorship, Perdigão debuted its new campaign for the "My Menu" line with the brand's ambassador, Brazilian celebrity, Ivete Sangalo.

In 2Q21 we carried out massive campaigns for Qualy with special guest such as Lázaro Ramos and Taís Araújo and for Deline with the singer Joelma, bolstering our regionalization strategy. Our margarine Sofiteli leads the food service channel, according to the latest Nielsen survey and our BIO Sadia chicken line was ranked first for

[2] The result of "Other Segments" is composed of the results in the following units: (i) Ingredients (solutions in natural and innovative ingredients for health and nutrition industries); (ii) Global Desk (area in charge of settling certain in natura products and negotiating energy agreements, among others); and (iii) Pet Food (animal food)

the first time, according to Kantar. We maintained leadership across all categories, achieving a 57.9% market share in Margarine, 47.3% in Cold Cuts and 44.3% in Frozen products, according to Nielsen[3].

As consequence of investing in our brands and our successful campaigns, preference rates for our flagship brands in Brazil rose, with the best results in the last six quarters and increases of +1.0 p.p. for Perdigão and +1.1 p.p. for Sadia y/y, respectively. This quarter we also observed the consistent results for our digital investments in our brands, we highlight the positive performance of NPS (Net Promoter Score) of the brand Qualy, +1.0 p.p., compared with 2Q20, rising from 7.6 to 8.6.

We kept an accelerated pace for innovations, reaching 7.2% of revenue in 2Q21 vs. 6.7% from the previous quarter (growth of 56.5% y/y). We highlight the investments to: (i) grow the Sadia Veg&Tal family, (ii) launch Sadia's new delicious cooked and spicy wing drumsticks; (iii) expand our portfolio of Perdigão ready meals; and (iv) announce our practical and versatile "Livre&Lev" Sadia line, launching wraps in multiple flavors and the new portioned dishes line, which are meals preserved by freezing only, part of a menu consisting of proteins, vegetables and carbohydrates.

International:

We keep our focus on value added categories, with a robust agenda of innovation concentrated on processed food. We made important investments in point of sale activations, with exclusive freezers, more shelf space, decorated supermarket aisles, campaign launches and other initiatives during Ramadan.

BRF continues to enjoy the leadership position in GCC countries in its main categories, reporting the largest market share for the last four quarters. We point out the ongoing growth of market share in the Middle East, +0.4 p.p. q/q, reaching 36.9% in 2Q21.

In this quarter we expanded our portfolio by launching 33 SKUs in our international markets, as part of our strategy to create a high value-added portfolio, which now accounts for 13% of revenue in the region. In Halal DDP distribution, the Sadia brand launched new products in the lines *Easy&Juicy* and *Broasted Chicken*, while the brand Banvit expanded its breaded product portfolio with the line *Crispy Chicken*.

Our growing market share in Turkey cements our leadership position in both processed foods and chicken cuts. According to the latest Nielsen data, ready meals increased by 2.2 p.p. and chicken cuts by 1.2 p.p., improving our leadership position in Turkey.

In Asia we ran a brand campaign in Singapore to disclose our new Sadia Cooked Chicken portfolio, showcasing its flavor and practicality, which generated a significant impact of +17% people who would consider buying the brand and +11% in people intending to buy the brand. Meanwhile, we continued supporting an ever-present communication strategy in digital and social media to engage and connect with consumers. In China, in accordance with our strategy to build brand recognition, Sadia had a stand at SIAL China 2021, the flagship event for the sector in Asia.

2Q21 also saw brand growth in key countries of Direct Exports. We advanced in our launching agenda of processed products with breaded chicken cuts, margarine and frozen vegetables with various presentations for retail and food service, through the Sadia, Perdigão, Qualy and Hilal brands for regions such as South America, Africa and Halal markets. In South Africa our breaded products graced the displays of the leading retailers in the country, while in Chile we modernized the brand and launched the campaign "*Bienvenidos a la oSadia*", resulting in sales growth of 18.5% (2Q21x2Q20 - *InStoreView*). Qualy returned to Uruguayan shelves and in Chile it was the only margarine brand that expanded its customer base, being consumed in more than 180 thousand households (according to Kantar) and securing a +3.7 point increase in value share (20.6 x 16.9 YTD June 21x20 – according to Nielsen).

Other Segments: In the pet food segment we launched our Balance dog treats, with beef and chicken taste for adults and milk for puppies.

[3] Nielsen Bi-monthly Retail Index – Margarine and Frozen Products (data for April/May); Cold Cuts (data for May/June).

2030 VISION

This quarter was marked by important progress towards our 2030 Vision, namely:

Pet Food: we completed the acquisition of Hercosul Group and approval of Mogiana Alimentos by the Administrative Council for Economic Defense (CADE – antitrust authority). This move expanded our portfolio of food product for cats and dogs for both the domestic and international markets. With (i) combined net revenue of the last twelve months from both operations exceeding R$ 750 million, (ii) a high value-added portfolio in the premium, super premium and super premium natural segments and (iii) synergies in grains and by-products, both raw materials for pet food, we envisage business growth which will help to further stabilize the Company's margins. We accordingly established our presence in the specialized channel, and inherited a team with proven expertise and experience, in addition to increasing product penetration and capacity levels.

Alternative Proteins: we unveiled our first investment in *Aleph Farms*, Israeli start-up focused on cultivated meat, in the form of venture capital of USD 2.5 million. This move reasserts our commitment to produce quality food products via a sustainable production chain. We will continue expanding our Veg&Tal Sadia portfolio by launching Kibbeh and Ground Beef.

Omnichannel: We are getting closer and closer to our consumers. *Mercato em Casa*, an online shopping platform for BRF products, reported its best results this quarter, with growth of 144% on 1Q21.

Ready Meals: We remain growth focused this quarter, investing to expand our Mac&Cheese, Pizzas and Ready Meals production lines. There was more innovation through the launch of the new Sadia line "Livre&Lev", offering a variety of frozen food options ready for daily consumption at home.

ESG Highlights

As one of the largest food companies in the world, we have reinforced our commitment to the ESG Agenda, ensuring that our actions are carried out in a responsible and innovative way that impacts positively the environment, the production chain, and the communities where we operate.

- Announcement of our commitment to be Net Zero in greenhouse gas (GHG) emissions by 2040 at our 2nd ESG Forum. BRF is recognized with the Gold Seal by the Brazilian GHG Protocol program.
- BRF is the founding partner of MOVER, Movement for Racial, founded to effectively combat racism through initiatives that ameliorate racial inequality in Brazil. You can find out more about their manifest and commitments at: https://somosmover.org/.
- BRF was the 2nd best rated company in the food sector, according to the *Merco Consultoria* survey on ESG Responsibility.
- We joined the Brazilian Business Council for Sustainable Development (CEBDS), thereby reinforcing our commitments to good environmental, social and governance practices.
- Announcement of the R$ 70 million investment to build the new Vitória-ES distribution center, our most sustainable facility to be built in compliance with international LEED certification standards.
- Official launch of the Community Kitchens with Gastromotiva in Salvador, expanding the partnership with BRF Institute.
- Disclosure of our 2020 Integrated Report, in line with the guidelines of the Global Reporting Initiative (GRI) and requirements of the International Integrated Reporting Council (IIRC).
- Covid-19 prevention actions totaled R$ 82 million in 2Q21, distributed as follows:

2Q21

R$ Million	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Additional personnel expenses	14	8	2	2	2	0
Prevention and control expenses	41	24	6	6	5	0
Donations	17	0	0	0	0	17
Logistics	0	0	0	0	0	0
Others	9	5	2	1	1	0
Total 2Q21	82	37	10	10	8	17
Total 2Q20	218	117	43	31	24	2

CONSOLIDATED PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Poultry (In Natura)	*491*	*460*	*6.9%*	*479*	*2.5%*
Pork and Others (In Natura)	*83*	*80*	*4.5%*	*71*	*16.8%*
Processados/Elaborados	*493*	*478*	*3.1%*	*450*	*9.8%*
Others Sales	*80*	*65*	*23.4%*	*70*	*14.8%*
Total	1,148	1,083	6.0%	1,070	7.3%
NOR (R$ Million)	11,637	9,104	27.8%	10,592	9.9%
Average Price (NOR)	*10.14*	*8.41*	*20.6%*	*9.90*	*2.4%*

The net revenue growth in the quarter is due to: (i) better commercial performance in the Brazil Segment, derived from to the strategy to raise prices, and higher volumes, highlight for processed products; (ii) higher net revenue from the International Segment, due to the higher volumes, efficient allocation of production to more profitable markets, higher prices on exports and a positive hedge effect of R$ 808 million in the annual comparison; iii) higher volumes and prices in the Ingredients segment.

Hedge accounting strategy

The effects of financial instruments for foreign exchange hedging of earnings totaled +R$ 113.4 million in the quarter, as per note 24.5 to the Interim Financial Statements, and result from positions settled in the quarter, which had been acquired in the 12 months preceding their settlement.

Build-up of Derivatives Instruments Settled in 2Q21	2Q20	3Q20	4Q20	1Q21	2Q21
Cummulative Notional Exposure (US$ Millions)	65	45	70	365	471
Average Strike Price (BRL/USD)	5.61	5.63	5.47	5.56	5.55

Similarly, as per Note 24.4.2.ii to the Interim Financial Statements, the position falling due is as follows.

Derivatives Instruments by Expiry Date - US$ Thousand	3Q21	4Q21	1Q22
Notional to be settled in each period	276	44	15
Strike Price (BRL/USD)	5.41	5.58	5.92

The Company can make additional contracts for cash flow hedge, as provided in the Company's Financial Risk Management Policy, always backed by future export revenues, to the extent its probability increases and assuming a time frame of up to 12 months. For the purposes of cash flow hedge, we point out that its objective is to hedge its operational result and reduce volatility, not allowing, under any circumstance, the contracting of derivative financial instruments for speculation purposes.

Cost of Goods Sold (COGS)

COGS - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Cost of Goods Sold	(9,411)	(7,125)	32.1%	(8,397)	12.1%
R$/Kg	*8.20*	*6.58*	*24.6%*	*7.85*	*4.5%*

In comparison with 2Q20, we have: (i) higher volumes; (ii) higher grain prices; (iii) inflationary effects on prices of raw materials; and (iv) R$ 57 million related to fighting and preventing Covid-19 pandemic.

Conditions were adverse for the food production sector due to the behavior of raw materials, namely: (i) grain prices at historic peaks, including a y/y increase over 100% for corn and oil, and approximately 60% for soybeans; (ii) unprecedented inflation on raw materials prices, such as plastic and cardboard packaging; (iii) higher diesel prices and (iv) higher labor costs, due to collective agreements. Our analysis of the Embrapa Production Cost Index (PCI) found a rising trend in the theoretical chicken and pork production costs, which rose 51.2% and 52.5%[4] y/y in 2Q21, respectively. We also perceived the deterioration of chicken and pork producer profitability by -24% and -28% y/y respectively, the worst such margins for chicken since 2014 and pork since 2018. The graph below presents the performance of PCI-Embrapa and the producer's margin index, which were diametrically opposed, clearly demonstrating the pressure of cost increases over the industry margins.


Embrapa Cost Index Evolution and Swine Producers Margin
177
100
87
Swine Producers Margin
Swine Embrapa Production Cost Index


Embrapa Cost Index Evolution and Chicken Producers Margin
183
100
71
Chicken Producers Margin
Chicken Embrapa Production Cost Index

In this context, BRF's cost rose 24.6% y/y thanks to: (i) sales mix with higher added value; (ii) the efficiency of our grain management strategy; (iii) supply efficiency; (iv) operational excellence; and (v) applied technology that guarantees below-market, lower cost volatility, guaranteeing supplies for our operations by expanding storage capacity, enhancing feed production levels and potentiating consumption of alternative raw materials.

Gross Profit

Gross Profit - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Gross Profit	**2,226**	**1,979**	**12.5%**	**2,195**	**1.4%**
Gross Margin (%)	*19.1%*	*21.7%*	*(2.6) p.p.*	*20.7%*	*(1.6) p.p.*

Gross margin was 19.1% (-2.6 p.p. y/y) in 2Q21, pressured by higher costs in the period, as described above, but which were partially offset by the Company's swiftness in adjusting product prices thanks to the strength of its brands, higher export prices, better commercial execution and an enhanced mix of products, channels and markets.

[4] Variance in the Embrapa average production cost index (PCI Chicken and PCI Pork) between 2Q19 and 2Q21 publicly available on the website www.embrapa.br

Operating Expenses

Operating Expenses - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Selling Expenses	(1,549)	(1,340)	15.6%	(1,436)	7.8%
% of the NOR	*(13.3%)*	*(14.7%)*	*1.4 p.p.*	*(13.6%)*	*0.3 p.p.*
General and Administrative Expenses	(192)	(190)	1.0%	(160)	20.2%
% of the NOR	*(1.7%)*	*(2.1%)*	*0.4 p.p.*	*(1.5%)*	*(0.2) p.p.*
Operating Expenses	(1,741)	(1,530)	13.8%	(1,596)	9.1%
% of the NOR	*(15.0%)*	*(16.8%)*	*1.8 p.p.*	*(15.1%)*	*0.1 p.p.*

Operating expenses as a percentage of net revenue improved by 1.8 p.p., thanks to tight controls on expenses through our Expense Management Matrix, operational excellence programs and specifications and process re-engineering. The nominal increase is result of expenses related to prevent and fight Covid-19 pandemic in our operations in the amount of R$ 25 million; higher shipping costs, due to higher exports, and higher commercial investments in the domestic market.

Other Operating Income

Other Operating Results - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Other Operating Results	96	139	(30.9%)	29	226.1%
% of the NOR	*0.8%*	*1.5%*	*(0.7) p.p.*	*0.3%*	*0.5 p.p.*

In 2Q21, we recorded a net positive result of R$ 96 million under "Other Operating Income", which mainly includes: (i) positive net result on reversing tax and civil contingencies amounting to R$ 79 million; (ii) proceeds from disposing of the interest in Romania of R$ 24 million; and (iii) employee and management profit shares and other benefits in the amount of -R$ 15 million; For more details on this item, see Note 27 to the Interim Financial Statements.

Net Financial Income (Loss)

Financial Results - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Financial Income	**84**	**82**	**2.4%**	**123**	**(31.7%)**
Interest on cash and cash equivalentes	31	21	44.8%	26	18.4%
Income with marketable securities	12	29	(59.1%)	6	88.2%
Interest on recoverable taxes	34	24	45.2%	78	(55.6%)
Interest on other assets	7	8	(16.8%)	13	(48.1%)
Financial Expenses	**(797)**	**(167)**	**378.7%**	**(626)**	**27.3%**
Interests on loan and borrowings	(431)	(317)	35.8%	(425)	1.3%
Interest with related parties	(148)	(87)	70.7%	(113)	30.7%
Written option - Business combination (Banvit)	(28)	338	n.m	102	n.m
Adjustment to present value	(143)	(91)	57.6%	(143)	(0.5%)
Other	(48)	(10)	377.4%	(47)	1.8%
Monetary, exchange and derivative results, net	**(46)**	**(106)**	**(56.5%)**	**(99)**	**(53.6%)**
Exchange rate variation on monetary assets and liabilities	859	(335)	n.m	(592)	n.m
Derivative results	(905)	229	n.m	494	n.m
Net Financial Results	**(759)**	**(190)**	**299.0%**	**(603)**	**26.0%**

The main components of net finance income (loss) were grouped into the following categories:

Financial revenue: amounted to R$ 84 million in 2Q21, in line with 2Q20, given the lower liquidity position in the quarter and consequent lower return on cash, cash equivalents and securities, offset by the monetary restatement of recoverable taxes.

Financial costs: amounted to -R$ 797 million in 2Q21 vs. -R$ 167 million in 2Q20, as a result of the following changes:

(i) **Interest on loans and borrowings:** this variance primarily derives from: (i) higher interest expenses of R$ 114 million, mainly due to the increase in the IPCA-indexed debt coupled with the increase of the year-to-date accumulated index (4.61% in 2Q21 vs. 0.99% in 2Q20), which was, however, mitigated by the exchange rate appreciation in the period (average exchange rate of R$ 5.29/USD in 2Q21 vs R$ 5.39/USD in 2Q20) and; (ii) the

cost of the early amortization of foreign-currency debt ("tender offer") of -R$ 20 million, recognized in its entirety in 2Q21.

(ii) **Interest on contingencies, leases and actuarial liabilities:** mainly deriving from: (i) higher spending on contingent tax and civil liabilities of R$ 51 million; and (ii) higher lease interest expenses of R$ 10 million.

(ii) **Adjustment to present value (APV):** reflects the higher balance of payables in the quarter over quarter comparison. The APV denotes the net financial income (cost) linked to receivable and payable accounts. This amount is offset in gross profit.

(iv) **Written Option - Business combination (Banvit):** the fair value of the sale option related to the business combination (Banvit "put option") oscillates as Banvit's results vary. This option is valid until 4Q21 and further details can be seen in Note 24.8.1 to the Interim Financial Statements.

(v) **Monetary and exchange variance, monetary liabilities and derivatives results:** The Company has assets and liabilities denominated in foreign currency, a part of which is designated as hedge accounting. For the part not designated as such, the Company procures derivative financial instruments to hedge net foreign exchange exposure with an impact on financial income (loss) (see note 24.4.2). In 2Q21, exchange variance on assets and liabilities amounted to R$ 859 million, due to the 12.2% of the Brazilian Real in the period (exchange rate of R$ 5.00/USD in Jun/21 vs. R$ 5.70/USD in Mar/21) and were neutralized with derivative instruments, whose settlement in the quarter generated a loss of R$ 905 million, leading to a combined net effect of -R$ 46 million. In 2Q20, with 5.3% depreciation of the Brazilian Real (exchange rate of R$ 5.48/USD in Jun/20 vs. R$ 5.20/USD in Mar/20), the exchange variance on foreign-currency assets and liabilities amounted to R$ 229 million and the derivatives result was -R$ 335 million, with a net combined effect of -R$ 106 million.

Net Income (Loss)

Net Income / (Loss) - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Consolidated Net / (Loss) Income	(199)	307	n.m.	22	n.m.
Net Margin (%)	*(1.7%)*	*3.4%*	*(5.1) p.p.*	*0.2%*	*(1.9) p.p.*
Consolidated Net / (Loss) Income - Total Consolidated	(240)	307	n.m.	22	n.m.

The Company reported a net corporate loss of R$ 240 million in 2Q21, despite operating income remaining stable on 2Q20. This change is explained by higher finance costs, as described above, with the impacts: (i) restatement of the fair value of the Banvit put option relating to the business combination (-R$ 28 million in 2Q21 vs. +R$ 338 million in 2Q20); and (ii) interest on the debt, contingencies, leases and actuarial liabilities with a negative variance of R$ 175 million vs. 2Q20.

Adjusted EBITDA

EBITDA - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Consolidated Net (Loss)	(199)	307	n.m.	22	n.m.
Income Tax and Social Contribution	20	90	(78.3%)	3	594.1%
Net Financial	759	190	299.0%	603	26.0%
Depreciation and Amortization	714	590	21.0%	661	8.0%
EBITDA	**1,294**	**1,177**	**10.0%**	**1,289**	**0.4%**
EBITDA Margin (%)	*11.1%*	*12.9%*	*(1.8) p.p.*	*12.2%*	*(1.1) p.p.*
Impacts of Carne Fraca/Trapaça operations	3	11	(73.0%)	5	(44.5%)
Tax recoveries	1	(153)	n.m.	(63)	n.m.
Others*	(28)	(3)	746.4%	2	n.m.
Adjusted EBITDA	**1,271**	**1,031**	**23.2%**	**1,234**	**3.0%**
Adjusted EBITDA Margin (%)	*10.9%*	*11.3%*	*(0.4) p.p.*	*11.6%*	*(0.7) p.p.*
ICMS PIS/COFINS Impact	0	0	n.m.	38	n.m.
EBITDA Adjusted Ex-Tributary Effects**	**1,271**	**1,031**	**23.2%**	**1,196**	**6.3%**
*EBITDA Adjusted Margin Ex-Tributary Effects** (%)*	*10.9%*	*11.3%*	*(0.4) p.p.*	*11.3%*	*(0.4) p.p.*

**Other denotes adjustments to proceeds from the disposal of operations and noncontrolling interests*
**Tax assets relating to the exclusion of ICMS from the PIS/Cofins calculation base and ICMS on Staple Food Baskets*

Despite the extremely adverse and challenging situation in 2Q21, due to the pandemic and inflation, the Company's Adjusted EBITDA Ex-tax effects totaled R$ 1,271 million, reflecting both the consistency of the results and the focus to accomplish our vision, with the eyes on the long-term.

CAPITAL STRUCTURE

Million BRL	2Q21	2Q20	LTM
EBITDA	1,294	1,177	5,521
Working Capital	-155	64	-762
Δ Accounts Receivable	-181	235	-302
Δ Inventories	-27	-510	-3,516
Δ Suppliers	53	339	3,057
Taxes and Others	-472	177	-498
Cash Flow from Operating Activities	667	1,418	4,261
CAPEX with IFRS16	-929	-582	-3,044
Cash Flow from Operations with Capex	-262	836	1,217
M&A and Sale of Assets	47	-6	-168
Cash Flow from Investments	-882	-588	-3,212
Financials, derivatives and Net Interest	-1,568	-352	-2,690
FX Variation on Cash	-385	329	-335
Cash Flow from Financing Activities	-1,952	-23	-3,025
Free Cash Flow	-2,168	807	-1,976
New Debt Amortizantions	672	1,009	-820
Shares Buyback	0	-106	0
Cash Variations	-1,495	1,709	-2,796

* The managerial cash flow above does not follow the same classification as the cash flow statement, notably in relation to: (i) derivative instruments to hedge the balance sheet exchange exposure that are reclassified from operating flow to cash flow; and (ii) the amortization and funding of loans and financing that are classified as financial flow in the accounting pieces, but considered outside the free cash generation in the managerial flow, making up the total cash variation.

Free Cash Flow

Free cash flow amounted to -R$ 2,168 million in 2Q21, R$ 2,974 million less than 2Q20. The highest variance was due to the Financial Cash flow, which in 2Q21 totaled cash consumption of R$ 1,952 million, R$ 1,929 million more than in 2Q20; the Operating Cash Flow, which generated cash of R$ 667 million in 2Q21, R$ 751 million less than in 2Q20; and the Investments Cash Flow, which in 2Q21 totaled cash consumption of R$ 882 million, R$ 294 million more than in the same quarter last year. See below details of the variances:

Operating Cash Flow and Financial Cycle

Operating cash flow amounted to R$ 667 million in 2Q21, generating R$ 751 million less cash than in 2Q20. Despite the R$ 117 million higher EBITDA and lower financial cash cycle compared with the same period last year, the higher cost on grains, inventory of finished goods and higher sales volume increased the working capital allocation in this quarter by R$ 218 million. Other working capital variations in 2Q21 are primarily explained by the following factors: (i) restatement of the provision for ICMS (state VAT) on CPRB (social security contribution estimated over gross revenues), generating an impact of -R$ 97 million; and (ii) the effect of exchange variance on other assets and liabilities of -R$ 398 million[5]. The Company emphasizes that it offset federal and state taxes of R$ 186 million in 2Q21.

The Company's financial cycle closed 2Q21 at 16.3 days, a decrease of 1.1 days on the same period last year. The variance presented is essentially explained by: (i) higher inventory of finished goods; (ii) offset by higher balance payable of commodities; and (iii) the improved sales receipt cycle.

[5] Effect of exchange variance from converting working capital items denominated in foreign currency, charged to financial income (loss) and equity.

Compared with the previous quarter, the cycle decreased by 2.9 days, due to: (i) higher revenue in the period; (ii) increase in the balance payable to overseas suppliers; and (iii) lower inventory volume.

Investments Cash Flow

The investments cash flow amounted to R$ 882 million in 2Q21 vs. R$ 588 million in the same period the previous year. The difference is explained by: (i) accelerating a series of investments in expanding and modernizing production plants, operational and energy efficiency projects and advances in Industry 4.0 programs, and higher spending on support, biological assets and leases, as shown in the table below; (ii) the materialization in 2Q21 of the sale of the animal feed plant in Romania for +R$ 136 million; and (iii) the advance related to the acquisition of Hercosul of -R$ 90 million, as per Note 1.2.

CAPEX - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Growth	155	86	80.1%	109	42.2%
Efficieny	33	14	140.0%	25	32.0%
Support	184	102	79.7%	127	44.9%
Biological Assets	299	236	26.6%	283	5.5%
Commercial Lease and Others	258	144	79.5%	193	33.8%
Total	929	582	59.6%	737	26.0%

The main projects in 2Q21 include:

- Growth:

(i) Projects to meet domestic demand for processed food, including investments in the new sausage and frank plant in *Seropédica-Rio de Janeiro*, expanding the capacity of the breaded products line in *Toledo-Paraná*, and the ready meals line in *Tatuí-São Paulo*;
(ii) Higher production of *in natura* products to meet domestic and overseas demand, including the investment in adaptations to the *Mineiros-Goiás*, *Nova Mutum-Mato Grosso* and *Jataí-Goiás* plants;

- Efficiency:

(i) Projects to increase Operational Efficiency (e.g. higher yield in the production process), in order to dilute fixed costs and reduce expenses;
(ii) Energy Efficiency Projects for the production plants;
(iii) Projects in connection with the Industry 4.0 Program in chicken processing facilities;

- Support/IT:

(i) Projects to replace manufacturing assets;
(ii) Improved working conditions for employees in production processes;
(iii) Projects to optimize and control commercial and supply chain processes;
(iv) Information technology projects aiming to comply with compliance, corporate governance and human resource policy requisites;
(v) Renewing licenses necessary to maintain the Company's activities related to Information Technology;

- Support/Quality:

(i) Projects enhancing the quality and control processes in cold storage facilities, factories and breeding plants.

Financial Cash Flow

The financial cash flow amounted to cash consumption of R$ 1,952 million in 2Q21, R$ 1,929 million more than in the same period the previous year, primarily due to: (i) settlement of derivatives hedging the Company's statement of financial position of -R$ 1,332 million; (ii) exchange-rate appreciation in 2Q21, positively impacting strong-currency cash reserves in the period by -R$ 385 million, triggering variance of -R$ 713 million vs 2T20 (exchange rate of R$ 5.00/USD in Jun./21 vs. R$ 5.70/USD in Mar./21 and R$ 5.48/USD in Jun./20 vs. R$ 5.20/USD in Mar./20); and (iii) payment of interest in the period of R$ 190 million, R$ 178 million less than in 2Q20, explained by a less concentrated payment schedule.

Debt

R$ Million	In 06.30.2021			In 12.31.2020	
Debt	Current	Non-current	Total	Total	Δ %
Local Currency	(557)	(7,186)	(7,743)	(6,665)	16.2%
Foreign Currency	(2,104)	(12,846)	(14,950)	(16,125)	-7.3%
Gross Debt	**(2,661)**	**(20,032)**	**(22,693)**	**(22,790)**	**-0.4%**
Cash Investments*					
Local Currency	2,883	15	2,898	4,461	-35.0%
Foreign Currency	4,676	328	5,004	4,177	19.8%
Total Cash Investments	7,559	343	7,902	8,638	-8.5%
Net Debt	**4,898**	**(19,690)**	**(14,791)**	**(14,152)**	**4.5%**

** Cash considered is comprised of: Cash and Cash Equivalents, Short-term Investments, Restricted Cash and Derivative Financial Assets*

Total gross indebtedness came to R$ 22,693 million, including the item current and non-current Derivative Financial Instruments Liabilities, totaling R$ 138 million, as per Note 24.5 to the Interim Financial Information (ITR). The Company's adjusted gross leveraged completed the quarter at 4.20x vs. 4.90x in the same period of the previous year. Funding in the quarter totaled R$ 1,121 million and settlements totaled R$ 449 million. The average debt tenor was extended to 9.5 years in 2Q21, an increase of 5.3 years in comparison with 2Q20.

In line with our strategy of lengthening our local-currency debt profile, diversifying sources of financing and optimizing the term/cost ratio of debt instruments, we completed the following operations in the quarter: (i) issuance of R$ 1.0 billion in Agribusiness Receivables Certificates (CRA) indexed to debentures, and *(ii)* Tender offer of Senior Unsecured Notes maturing in 2030 in an amount equal to R$ 297 million (USD 59 million).

The net debt amounted to R$ 14,791 million in 2Q21, a decrease of R$ 527 million on 1Q21, while the Company's net leverage measured as net indebtedness/Adjusted EBITDA for the last twelve months, reached 2.73x in 2Q21, vs. 2.96x in 1Q21.

NET DEBT EVOLUTION

Values presented in R$ millions



-527
(-3.4%)
15,318
667
882
1,952
2,695
14,791
Company's EBITDA R$ +1,294 Working Capital R$ -627
CapEx: R$ -929 M&A: R$ +47
Financials, Derivatives and Net interest: R$ -1,568 FX Variation on Cash: R$ -385
Debt's FX Variation: R$ +2,394 Juros da Dívida R$ -240 Derivatives balance: R$ +540
Net Debt 1Q21
Cash Flow from Operating Activities
Cash Flow from Investments
Cash Flow from Financing Activities
FX Variation on Cash and Debt, Interest on Debt and Derivatives balance
Net Debt 2Q21

Lastly, during the quarter, the risk rating agency Moody's reaffirmed the Company's global scale rating at Ba2, changing the outlook from stable to positive. In accordance with this report, this movement clearly signals a possible upgrade in the Company's ratings in the next 12 months.

The Company reiterates that it does not have financial leverage covenants and reaffirms its continuity on the disciplined capital structure, liquidity and leverage management.

RELATIONS WITH INDEPENDENT AUDITORS

Pursuant to CVM Directive No. 381, dated January 14, 2003, the Company reports that its policy for engaging services not related to the independent audit is based on principles that protect auditor independence.

Pursuant to CVM Directive 381/03, in the six-month period ended June 30, 2021, KPMG Auditores Independentes was not engaged in providing services unrelated to our independent audit.

Pursuant to CVM Directive 480/09, Company Management states that at a meeting held on 08/12/2021 it discussed, reviewed, and agreed with the information included in the independent auditors' review report on the Interim Financial Information for the second quarter of 2021.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

Financial Statement - R$ Million	2Q21	2Q20	Chg. % y/y	1Q21	Chg. % q/q
Net Operating Revenues	11,637	9,104	27.8%	10,592	9.9%
Cost of Sales	(9,411)	(7,125)	32.1%	(8,397)	12.1%
% of the NOR	*(80.9%)*	*(78.3%)*	*(2.6) p.p.*	*(79.3%)*	*(1.6) p.p.*
Gross Profit	2,226	1,979	12.5%	2,195	1.4%
% of the NOR	*19.1%*	*21.7%*	*(2.6) p.p.*	*20.7%*	*(1.6) p.p.*
Operating Expenses	(1,741)	(1,530)	13.8%	(1,596)	9.1%
% of the NOR	*(15.0%)*	*(16.8%)*	*1.8 p.p.*	*(15.1%)*	*0.1 p.p.*
Selling Expenses	(1,549)	(1,340)	15.6%	(1,436)	7.8%
% of the NOR	*(13.3%)*	*(14.7%)*	*1.4 p.p.*	*(13.6%)*	*0.3 p.p.*
Fixed	(931)	(794)	17.2%	(876)	6.2%
Variable	(619)	(546)	13.3%	(561)	10.4%
General and Administrative Expenses	(192)	(190)	1.0%	(160)	20.2%
% of the NOR	*(1.7%)*	*(2.1%)*	*0.4 p.p.*	*(1.5%)*	*(0.2) p.p.*
Honorary of our Administrators	(14)	(17)	(21.8%)	(11)	20.7%
% of the NOR	*(0.1%)*	*(0.2%)*	*0.1 p.p.*	*(0.1%)*	*(0.0) p.p.*
General and Administrative	(179)	(173)	3.2%	(149)	20.1%
% of the NOR	*(1.5%)*	*(1.9%)*	*0.4 p.p.*	*(1.4%)*	*(0.1) p.p.*
Operating Income	485	449	8.0%	599	(19.0%)
% of the NOR	*4.2%*	*4.9%*	*(0.7) p.p.*	*5.7%*	*(1.5) p.p.*
Other Operating Results	96	139	(30.9%)	29	n.m.
EBIT	580	587	(1.2%)	628	(7.6%)
% of the NOR	*5.0%*	*6.4%*	*(1.4) p.p.*	*5.9%*	*(0.9) p.p.*
Net Financial Income	(759)	(190)	299.0%	(603)	26.0%
Income before Taxes	(179)	397	n.m.	25	n.m.
% of the NOR	*(1.5%)*	*4.4%*	*(5.9) p.p.*	*0.2%*	*(1.7) p.p.*
Income Tax and Social Contribution	(20)	(90)	(78.3%)	(3)	594.1%
% of Income before Taxes	*10.9%*	*(22.6%)*	*33.5 p.p.*	*(11.1%)*	*22.0 p.p.*
Consolidated Net Income (Loss)	(199)	307	n.m.	22	n.m.
% of the NOR	*(1.7%)*	*3.4%*	*(5.1) p.p.*	*0.2%*	*(1.9) p.p.*
Consolidated Net Income (Loss) - Total Consolidated	(240)	307	n.m.	22	n.m.
% of the NOR	*(2.1%)*	*3.4%*	*(5.5) p.p.*	*0.2%*	*(2.3) p.p.*
EBITDA	1,294	1,177	10.0%	1,289	0.4%
% of the NOR	*11.1%*	*12.9%*	*(1.8) p.p.*	*12.2%*	*(1.1) p.p.*
Adjusted EBITDA	1,271	1,031	23.2%	1,234	3.0%
% of the NOR	*10.9%*	*11.3%*	*(0.4) p.p.*	*11.6%*	*(0.7) p.p.*

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Balance Sheet - R$ Million	06.30.21	03.31.21
Assets		
Current Assets		
Cash and Cash Equivalents	6,942	8,667
Financial Investments	316	314
Accounts Receivable	2,997	2,981
Recoverable Taxes	910	948
Inventories	7,955	8,239
Biological Assets	2,560	2,301
Other Financial Assets	276	167
Other Receivables	366	238
Anticipated expenses	231	266
Restricted Cash	24	0
Current Assets held to sale	21	201
Total Current Assets	22,598	24,322
Non-Current Assets		
Long-term assets	9,622	9,417
Cash Investments	333	223
Accounts and other Receivable	43	46
Judicial Deposits	544	556
Biological Assets	1,315	1,273
Recoverable Taxes	4,946	5,033
Deferred Taxes	2,361	2,190
Restricted Cash	0	24
Other Receivables	70	70
Other Financial Assets	10	2
Permanent Assets	17,398	17,676
Investments	9	9
Property, Plant and Equipment	12,337	12,329
Intangible	5,052	5,338
Total Non-Current Assets	27,020	27,093
Total Assets	49,618	51,415

Balance Sheet - R$ Million	06.30.21	03.31.21
Liabilities and Equity		
Current Liabilities		
Loans and Financing	2,530	1,135
Suppliers*	10,232	9,963
Supply Chain Risk	1,451	1,489
Payroll and Mandatory Social Charges	864	721
Taxes Payable	638	443
Other Financial Liabilities	130	671
Provisions	888	791
Employee Pension Plan	125	126
Other Liabilities	563	749
Total Current Liabilities	**17,420**	**16,088**
Non-Current Liabilities		
Loans and Financing	20,025	22,902
Suppliers*	2,042	2,124
Taxes and Social Charges Payable	135	138
Provision for Tax, Civil and Labor Contingencies	634	803
Deferred Taxes	30	39
Employee Pension Plan	670	675
Other Liabilities	250	265
Total Non-Current Liabilities	**23,786**	**26,946**
Total Liabilities	**41,207**	**43,035**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves and Other reserves	55	70
Other Related Results	(1,291)	(1,570)
Retained Profits	(2,781)	(2,537)
Treasury Shares	(106)	(124)
Non-Controling Shareholders	74	81
Total Shareholders' Equity	**8,411**	**8,380**
Total Liabilities and Shareholders	**49,618**	**51,415**

* This includes R$ 481 million of a current leasing liability and R$ 2,029 million of non-current, according to the Interim Financial Information (ITR).